UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

PARTNERRE LTD.

(Name of Issuer)

Common Shares, $1.00 par value

(Title of Class of Securities)

G6852T105

(CUSIP Number)

Arrie R. Park, Esq.

Hellman & Friedman LLC

One Maritime Plaza, 12th Floor

San Francisco, California 94111

(415) 788-5111

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 13, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D	Page 2 of 14

CUSIP No. G6852T105

1.	NAME OF REPORTING PERSON Hellman & Friedman Capital Partners V (Cayman), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,864,991
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,864,991
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,864,991
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.5%*
14.	TYPE OF REPORTING PERSON PN

*	The calculation of the foregoing percentage is based on 53,191,934 Common Shares of the Issuer outstanding, net of treasury shares, as of October 30, 2013.

Schedule 13D	Page 3 of 14

CUSIP No. G6852T105

1.	NAME OF REPORTING PERSON Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 264,931
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 264,931
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,931
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.5%*
14.	TYPE OF REPORTING PERSON PN

*	The calculation of the foregoing percentage is based on 53,191,934 Common Shares of the Issuer outstanding, net of treasury shares, as of October 30, 2013.

Schedule 13D	Page 4 of 14

CUSIP No. G6852T105

1.	NAME OF REPORTING PERSON Hellman & Friedman Capital Associates V (Cayman), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 435
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 435
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 435
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 0.1%*
14.	TYPE OF REPORTING PERSON PN

*	The calculation of the foregoing percentage is based on 53,191,934 Common Shares of the Issuer outstanding, net of treasury shares, as of October 30, 2013.

Schedule 13D	Page 5 of 14

CUSIP No. G6852T105

1.	NAME OF REPORTING PERSON Hellman & Friedman Investors V (Cayman), L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,130,357
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,130,357
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,357
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON PN

*	The calculation of the foregoing percentage is based on 53,191,934 Common Shares of the Issuer outstanding, net of treasury shares, as of October 30, 2013.

Schedule 13D	Page 6 of 14

CUSIP No. G6852T105

1.	NAME OF REPORTING PERSON Hellman & Friedman Investors V (Cayman), Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 2,130,357
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 2,130,357
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,130,357
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.0%*
14.	TYPE OF REPORTING PERSON PN

*	The calculation of the foregoing percentage is based on 53,191,934 Common Shares of the Issuer outstanding, net of treasury shares, as of October 30, 2013.

Schedule 13D	Page 7 of 14

The Schedule 13D filed on October 13, 2009 (the “Initial Schedule 13D”) jointly on behalf of Hellman & Friedman Capital Partners V (Cayman), L.P. (“HFCP V”), Hellman & Friedman Capital Partners V (Cayman Parallel), L.P. (“HFCP V Parallel”), Hellman & Friedman Capital Associates V (Cayman), L.P. (“HFCA V”), Hellman & Friedman Investors V (Cayman), L.P. (“HFI V LP”) and Hellman & Friedman Investors V (Cayman), Ltd. (“HFI V Ltd.”) (HFCP V, together with HFCP V Parallel and HFCA V, the “H&F Partnerships”, and together with HFI V LP and HFI V Ltd., the “Reporting Persons”), relating to the Common Shares, $1.00 par value per share (the “Common Shares”), of PartnerRe Ltd., a Bermuda exempted company (the “Issuer”), is hereby amended and supplemented as set forth below (the Initial Schedule 13D, as amended hereby, the “Schedule 13D”). Where disclosure made in one Item in the Schedule 13D prior to this amendment was incorporated by reference into another Item, amendments made herein to any such first Item are incorporated into each such second Item of the Schedule 13D. Capitalized terms used herein but not defined herein have the respective meanings defined in the Initial Schedule 13D.

Item 2.	Identity and Background

The second, third and fourth paragraphs of Item 2 are hereby deleted and replaced with the following paragraphs:

HFI V Ltd. is a Cayman Islands limited company whose principal business is serving as the general partner of HFI V LP as well as other partnerships. HFI V LP is a Cayman Islands limited partnership whose principal business is serving as the general partner of each of the HFCP V, HFCP V Parallel and HFCA V as well as other partnerships. Each of the H&F Partnerships is a Cayman Islands limited partnership whose principal business is investing in securities. The registered office of each of the Reporting Persons is c/o Intertrust Corporation Services (Cayman) Limited, 190 Elgin Avenue, George Town, Grand Cayman, E9 KY1-9005, Cayman Islands.

The Directors of HFI V Ltd. are Philip U. Hammarskjold, Brian M. Powers and David R. Tunnell. In addition, Mr. Powers serves as Chairman of HFI V Ltd.; Mr. Hammarskjold serves as Chief Executive Officer of HFI V Ltd.; Patrick J. Healy serves as Deputy Chief Executive Officer of HFI V Ltd.; Judd Sher serves as Chief Financial Officer; and each of Brian Doyle, Stefan Goetz, Jeffrey Goldstein, Robert B. Henske, Blake C. Kleinman, David McVeigh, Anupam Mishra, Arrie R. Park, P. Hunter Philbrick, Erik D. Ragatz, Judd Sher, Allen R. Thorpe, David R. Tunnell, Tarim Wasim and Trevor Watt serve as a Vice President of HFI V Ltd. Current information concerning the identity and background of each director and officer of HFI V Ltd. is set forth in Schedule I hereto, which is incorporated herein by reference in response to this Item 2.

To the best knowledge of the Reporting Persons, none of the entities or persons identified in the previous paragraphs of this Item 2 has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 5.	Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth or incorporated by reference in Items 2, 3, 4 and 6 is hereby incorporated herein by reference thereto.

(a), (b) The following disclosure assumes that there are 53,191,934 Common Shares outstanding, which the Issuer indicated was the number of Common Shares outstanding as of October 30, 2013.

Schedule 13D	Page 8 of 14

Pursuant to Rule 13d-3 of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”): (i) HFCP V may be deemed to beneficially own the 1,864,991 Common Shares that it holds, representing approximately 3.5% of the Common Shares outstanding; (ii) HFCP V Parallel may be deemed to beneficially own the 264,931 Common Shares that it holds, representing approximately 0.5% of the Common Shares outstanding; (iii) HFCA V may be deemed to beneficially own the 435 Common Shares that it holds, representing less than 0.1% of the Common Shares outstanding; (iv) in its capacity as the sole general partner of HFCP V, HFCP V Parallel and HFCA V, HFI V LP may be deemed to beneficially own an aggregate of 2,130,357 Common Shares, representing approximately 4.0% of the Common Shares outstanding; and (v) in its capacity as the sole general partner of HFI V LP, HFI V Ltd. may be deemed to beneficially own an aggregate of 2,130,357 Common Shares, representing approximately 4.0% of the Common Shares outstanding.

Each of the directors and officers of HFI V Ltd. disclaims beneficial ownership of the Common Shares that HFI V Ltd. may be deemed to beneficially own.

(c) Each of the Reporting Persons reports that neither it, nor to its knowledge, any person named in Item 2 of this Schedule 13D, has effected any transactions in Common Shares during the past 60 days, except as set forth in Schedule II hereto.

(d) Except as otherwise described in Item 2 and this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the securities of the Issuer beneficially owned by the Reporting Persons as described in this Item 5.

(e) On November 13, 2013, the Reporting Persons ceased to beneficially own in excess of five percent (5%) of the Common Shares.

Schedule 13D	Page 9 of 14

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: November 14, 2013

Hellman & Friedman Capital Partners V (Cayman), L.P.

By:	Hellman & Friedman Investors V (Cayman), L.P., general partner of Hellman & Friedman Capital Partners V (Cayman), L.P.

	By:	Hellman & Friedman Investors V (Cayman), Ltd., general partner of Hellman & Friedman Investors V (Cayman), L.P.

By:	/s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

By:	Hellman & Friedman Investors V (Cayman), L.P., general partner of Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.

	By:	Hellman & Friedman Investors V (Cayman), Ltd., general partner Hellman & Friedman Investors V (Cayman), L.P.

By:	/s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

Hellman & Friedman Capital Associates V (Cayman), L.P.

By:	Hellman & Friedman Investors V (Cayman), L.P., general partner of Hellman & Friedman Capital Associates V (Cayman), L.P.

	By:	Hellman & Friedman Investors V (Cayman), Ltd., general partner Hellman & Friedman Investors V (Cayman), L.P.

By:	/s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

Schedule 13D	Page 10 of 14

Hellman & Friedman Investors V (Cayman), L.P.

By:	Hellman & Friedman Investors V (Cayman), Ltd., general partner of Hellman & Friedman Investors V (Cayman), L.P.

By:	/s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

Hellman & Friedman Investors V (Cayman), Ltd.

By:	/s/ Trevor Watt
Name: Trevor Watt
Title: Vice President

Schedule 13D	Page 11 of 14

SCHEDULE I

Directors of Hellman & Friedman Investors V (Cayman), Ltd.

Set forth below is the name and principal occupation of each of the directors of Hellman & Friedman Investors V (Cayman), Ltd. Each of the following individuals is a United States citizen. The business address of each director is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California 94111.

Name and Office	Principal Occupation

Philip U. Hammarskjold	Private Equity Investor, Hellman & Friedman LLC (“H&F”)

Brian M. Powers	Private Equity Investor, H&F

David R. Tunnell	Private Equity Investor, H&F

Officers of Hellman & Friedman Investors V (Cayman), Ltd.

Set forth below is the name and principal occupation of each of the officers of Hellman & Friedman Investors V (Cayman), Ltd. Each of the following individuals other than Mr. Goetz is a United States citizen. Mr. Goetz is a citizen of Germany. Except as otherwise provided, the business address of each officer is c/o Hellman & Friedman LLC, One Maritime Plaza, 12th Floor, San Francisco, California 94111.

Name and Office	Principal Occupation	Business Address

Brian Doyle, Vice President	Private Equity Investor, H&F

Stefan Goetz, Vice President	Private Equity Investor, Hellman & Friedman LLP	30th Floor, Millbank Tower 21-24 Millbank London, SW1P 4QP United Kingdom

Jeffrey Goldstein, Vice President	Private Equity Investor, H&F	390 Park Avenue, 21st Floor New York, NY 10022

Philip U. Hammarskjold, Chief Executive Officer	Private Equity Investor, H&F

Schedule 13D	Page 12 of 14

Patrick J. Healy, Deputy Chief Executive Officer	Private Equity Investor, H&F	30th Floor, Millbank Tower 21-24 Millbank London, SW1P 4QP United Kingdom

Robert B. Henske, Vice President	Private Equity Investor, H&F

Blake C. Kleinman, Vice President	Private Equity Investor, H&F	30th Floor, Millbank Tower 21-24 Millbank London, SW1P 4QP United Kingdom

David McVeigh, Vice President	Private Equity Investor, H&F	390 Park Avenue, 21st Floor New York, NY 10022

Anupam Mishra, Vice President	Private Equity Investor, H&F

Arrie R. Park, Vice President	Private Equity Investor, H&F

P. Hunter Philbrick, Vice President	Private Equity Investor, H&F	390 Park Avenue, 21st Floor New York, NY 10022

Brian M. Powers, Chairman	Private Equity Investor, H&F

Erik D. Ragatz, Vice President	Private Equity Investor, H&F

Judd Sher, Chief Financial Officer and Vice President	Private Equity Investor, H&F

Allen R. Thorpe, Vice President	Private Equity Investor, H&F	390 Park Avenue, 21st Floor New York, NY 10022

David R. Tunnell, Vice President	Private Equity Investor, H&F

Schedule 13D	Page 13 of 14

Tarim Wasim, Vice President	Private Equity Investor, H&F

Trevor R. Watt, Vice President	Private Equity Investor, H&F

Schedule 13D	Page 14 of 14

SCHEDULE II

Person Effecting the Transaction	Transaction Date	Purchase or Sale	Quantity	Price per Share (excluding commissions)	How Effected
Hellman & Friedman Capital Partners V (Cayman), L.P.	11/13/2013	Sale	1,750,872	$100.37	Block Trade
Hellman & Friedman Capital Partners V (Cayman Parallel), L.P.	11/13/2013	Sale	248,720	$100.37	Block Trade
Hellman & Friedman Capital Associates V (Cayman), L.P.	11/13/2013	Sale	408	$100.37	Block Trade